SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16

Of The Securities Exchange Act Of 1934

For the month of February, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice dated February 25, 2014.

2.	Shareholders’ Agreement

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company
CNPJ no 33.256.439/0001- 39
NIRE 35.300.109.724

MATERIAL NOTICE

ULTRAPAR ANNOUNCES THE SIGNING OF A NEW SHAREHOLDERS’ AGREEMENT OF ULTRA S.A. PARTICIPAÇÕES

São Paulo, February 25th, 2014 – ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar”) (BM&FBOVESPA:UGPA3 / NYSE:UGP) hereby announces that the shareholders of Ultra S.A. Participações (“Ultra S.A.”) have entered into a new shareholders’ agreement (“Shareholders’ Agreement”).

The Shareholders’ Agreement represents a continuity to the former agreement signed on April 1st, 2011: its terms and conditions are substantially the same as those of the former agreement, except for the replacement of previous meetings of the agreeing parties for extraordinary shareholders’ meetings of Ultra S.A. to decide upon the vote of Ultra S.A. regarding certain matters in general shareholders’ meetings of Ultrapar.

The Shareholders’ Agreement is effective as of today for a five-year term, and may be terminated upon deliberation by agreeing parties representing at least 80% (eighty percent) of the voting shares issued by Ultra S.A., excluding shares held in treasury.

The complete version of the Shareholders’ Agreement is available at Ultrapar’s website and has been filed with the São Paulo Stock Exchange (BM&FBOVESPA), the Brazilian Securities and Exchange Commission (CVM) and the US Securities and Exchange Commission (SEC). The Shareholders’ Agreement has been filed at the Ultrapar headquarters and, pursuant to article 118 of Law 6.404/76, the company must strictly observe all its terms.

André Covre

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SHAREHOLDERS’ AGREEMENT OF

ULTRA S.A. – PARTICIPAÇÕES

Under the present Shareholders’ Agreement Instrument, the following parties (“Agreeing Parties”):

I – ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, holder of identity card nr 2.821.401/SSP-SP and CPF/MF nr 513.400.208-82, resident and domiciled at Rua Frederic Chopin, nr 283, apt 211, in the City and State of São Paulo;

II – FABIO IGEL, Brazilian, married, businessman, holder of identity card nr 16.473.997-X/SSP-SP and CPF/MF nr 187.996.078-83, resident and domiciled at Rua Professor Arthur Ramos, nr 405, apt 171, in the City and State of São Paulo;

III – MÁRCIA IGEL JOPPERT, Brazilian, widow, businesswoman, holder of identity card nr 2.987.353/SSP-SP and CPF/MF nr 694.695.398-34, resident and domiciled at Rua General Mena Barreto, nr 743, 2nd floor, in the City and State of São Paulo;

IV – ROGÉRIO IGEL, Brazilian, divorced, businessman, holder of identity card nr 2.992.103-X/SSP-SP and CPF/MF nr 061.076.308-30, resident and domiciled at Rua Augusto Eduardo Berti, nr 93, in the City of Itatiba, in the State of São Paulo;

V – JOYCE IGEL DE CASTRO ANDRADE, Brazilian, married, businesswoman, holder of identity card nr 3.005.592-1/SSP-SP and CPF/MF nr 074.266.918-10, resident and domiciled at Rua Antônio Afonso, nr 15, in the City and State of São Paulo;

VI – LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity card nr 3.045.977-1/SSP-SP and CPF/MF nr 061.094.708-72, resident and domiciled at Rua Antônio Afonso, nr 15, in the City and State of São Paulo;

VII – PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card nr 4.554.607/SSP-SP and CPF/MF nr 008.255.498-68, resident and domiciled at Rua Padre João Manoel, nr 493, apt 22, in the City and State of São Paulo;

VIII – PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card nr 3.091.522-3/SSP-SP and CPF/MF nr 385.585.058-53, resident and domiciled at Rua Dr. João Pinheiro, nr 92, in the City and State of São Paulo;

IX – CHRISTY PARTICIPAÇÕES LTDA, based at Rua Visconde de Pirajá, nr 351, rooms 916 and 917, in the City and State of Rio de Janeiro, registered under CNPJ nr 33.363.896/0001-22, herein represented pursuant the company’s bylaws by HÉLIO MARCOS COUTINHO BELTRÃO, Brazilian, married, engineer, holder of identity card nr 879.392/SSP-DF and CPF/MF nr 008.786.367-73, resident and domiciled at Rua Salvador Cardoso, nr 176, apt 41, in the City and State of São Paulo;

X – BRUNO IGEL, Brazilian, single, businessman, holder of identity card nr 23.818.165-0/SSP-SP and CPF/MF nr 315.540.988-66, resident and domiciled at Rua Lourenço de Almeida, nr 772, 14th floor, in the City and State of São Paulo;

XI – ANA ELISA ALVES CORRÊA IGEL, Brazilian, single, teacher, holder of identity card nr 24.536.992-2 and CPF/MF nr 164.255.308-55, resident and domiciled at Rua Dr. Francisco Degni, nr 51, apt 161, in the City and State of São Paulo;

XII – ANA PAULA DE QUEIROZ CUNHA, Brazilian, single, biologist and psychologist, holder of identity card nr 15.619.830-7/SSP-SP and CPF/MF nr 170.007.838-00, resident and domiciled at Rua Diogo Jacome, nr 518, apt 112, Block 3, in the City and State of São Paulo;

XIII – PEDRO AUGUSTO DE QUEIROZ CUNHA, Brazilian, divorced, engineer, holder of identity card nr 15.619.514-8/SSP-SP and CPF/MF nr 170.007.848-81, resident and domiciled at Rua Rainha Guilhermina, nr 20, apt 503, in the City and State of Rio de Janeiro;

XIV – GUILHERME DE QUEIROZ CUNHA, Brazilian, married, businessman, holder of identity card nr 15.619.515/SSP-SP and CPF/MF nr 170.007.818-66, resident and domiciled at Rua Pirapora, nr 255, apt 81, in the City and State of São Paulo;

XV — EDUARDO QUEIROZ CUNHA, Brazilian, single, businessman, holder of identity card nr 15.619.516-1/SSP-SP and CPF/MF nr 262.824.228-17, resident and domiciled at Rua Padre João Manuel, nr 655, apt 181, in the City and State of São Paulo;

XVI – ROBERTO DE CASTRO ANDRADE, Brazilian, married, mechanic engineer, holder of identity card nr 24.252.548-9/SSP-SP and CPF/MF nr 268.013.048-01, resident and domiciled at Rua Suzano, nr 99, apt 802, in the City and State of São Paulo;

XVII – BETTINA DE CASTRO ANDRADE GASPARIAN, Brazilian, married, businesswoman, holder of identity card nr 24.252.547-7/SSP-SP and CPF/MF nr 334.990.438-66, resident and domiciled at Rua Feliciano Maia, nr 101, in the City and State of São Paulo;

XVIII – ROBERTA JOPPERT FERRAZ, Brazilian, married, hotel administrator, holder of identity card nr 32.159.513-0/SSP-SP and CPF/MF nr 220.450.938-83, resident and domiciled at Rua Teviot, nr 168, in the City and State of São Paulo;

XIX – SANDRA JOPPERT BEVILAQUA, Brazilian, married, businesswoman, holder of identity card nr 29.870.509-6/SSP-SP and CPF/MF nr 296.904.658-05, resident and domiciled at Rua Venceslau Flexa, nr 130, in the City and State of São Paulo;

and as intervening party:

(I)       ULTRA S.A. – PARTICIPAÇÕES, based at Avenida Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, registered under CNPJ nr 54.041.439/0001-91, herein represented pursuant to the company’s bylaws by PAULO GUILHERME AGUIAR CUNHA, and by LUCIO DE CASTRO ANDRADE FILHO, both qualified above, hereinafter referred to as the “Company”;

CONSIDERING that the Agreeing Parties jointly hold 100% of the voting capital and 100% of the total capital of the Company, represented by ordinary and preferred shares, except for the preferred shares held by the member of the Board of the Company, Mr. Hélio Marcos Coutinho Beltrão, and by the estate of Mr. Gilberto Tamm Barcellos Côrrea;

CONSIDERING the interest of the Agreeing Parties in maintaining a representative, defined and stable shareholding block in the Company, capable of acting uniformly with respect to issues relating to their interests as shareholders of the Company, as well as indirect shareholders of ULTRAPAR PARTICIPAÇÕES S.A., based at Avenida Brigadeiro Luís Antônio, nr 1.343, 9th floor, in the City and State of São Paulo, registered under CNPJ number 33.256.439/0001-39 (“Ultrapar”);

CONSIDERING that, on the other hand, it is in the common interest of the Agreeing Parties to regulate the purchase and sale of their respective shareholdings in the capital of the Company;

CONSIDERING that the Agreeing Parties will direct the election of the Board members who will jointly represent them at Ultrapar according to requirements of competence and experience;

CONSIDERING that the Agreeing Parties intend to preserve the values of Ernesto and Pery Igel and the history of Ultrapar and its controlled companies, ensuring the continuity and success of their companies, overseeing the fulfilment of their social and corporate objectives, and observing the principles of ethics, democracy and transparency;

Hereby RESOLVE, in the best form of Law, to consummate this shareholders’ agreement (“Shareholders’ Agreement”), which will be regulated by the applicable legislation and by the clauses and conditions hereafter stipulated:

I – RELATED SHARES

1.1

This Shareholders’ Agreement relates to all common and preferred shares, subscription rights and securities convertible into shares, issued by the Company, owned by the Agreeing Parties, and also to those shares, subscription rights and securities convertible into shares, issued by the Company, which may be acquired by the Agreeing Parties in the future, subsequently defined as shares and rights.

II – EXERCISING THE VOTE OF THE AGREEING PARTIES AT THE SHAREHOLDERS MEETINGS OF THE COMPANY

2.1

The Agreeing Parties agree, at the shareholders meeting of the Company which will deliberate about those actions necessary for the exchange referred to in Section 25 of the Bylaws of the Company, to vote in favor of such actions.

III – EXERCISING THE VOTE OF THE COMPANY AT THE SHAREHOLDERS’ MEETINGS OF ULTRAPAR

3.1

The Board of Directors shall be responsible for defining the vote to be cast by the Company at the shareholders’ meeting of Ultrapar, by majority vote, and shall always comply with the resolutions taken at the Shareholders’ Meeting with respect to the subjects listed in Clause 3.2 below.

3.2

The resolution to instruct the Company’s vote shall depend, however, on the affirmative vote of the Agreeing Parties representing 66% (sixty six percent) of the Company’s voting capital at a shareholders’ meeting, whenever the resolution to be voted at Ultrapar refers to the:

a)	amendment to the bylaws of Ultrapar;

b)

creation by Ultrapar of new classes of shares, or the increase of existing classes of shares, or of other rights or securities, convertible or non-convertible into shares, unless if otherwise set forth in or authorized by the bylaws of Ultrapar;

c)	change in the rights of the existing classes of shares issued by Ultrapar;

d)	merger, amalgamation or spin-off involving Ultrapar;

e)

acquisition or sale of assets by Ultrapar and its controlled companies, including by means of association with third parties, which are submitted to the deliberation of the shareholders meeting of Ultrapar; and

f)	appointment of the Company’s representatives that shall form the slate of candidates to stand for election as members of the Board of Directors of Ultrapar.

IV – ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

4.1

Each Original Signatory Agreeing Party (as defined in Clause 4.4 below) to this Shareholders’ Agreement will have the right to elect 1 (one) director of the Company, which right is not transferable to his/her heirs or successors, so long as the following eligibility requirements are satisfied by the respective directors: (i) to have a clean reputation; (ii) not to hold any position at any company that may be considered a competitor to the Company or Ultrapar; and (iii) not to have any conflict of interest with the Company or Ultrapar.

4.2

Each Original Signatory Agreeing Party has the right to transfer its shareholdings in the Company to a Holding Company, as defined in Clause 5.8 below, it being agreed that the Holding Company will be entitled to the right to elect directors set forth in Clause 4.1.

4.3

The right to elect directors set forth in Clause 4.1 above is subject to the following conditions, cumulatively: (i) it must be exercised by an Original Signatory Agreeing Party or a Holding Company; and (ii) such Original Signatory Agreeing Party or Holding Company holds at least 5% (five percent) of the voting capital of the Company.

4.4

For the purposes of Clause 4.1 above, Original Signatory Agreeing Party to this Shareholders’ Agreement are Mr. Paulo Guilherme Aguiar Cunha, Ana Maria Levy Villela Igel, Lucio de Castro Andrade Filho, Márcia Igel Joppert, Joyce Igel de Castro Andrade, Rogério Igel, Pedro Wongtschowski, Fabio Igel, Christy Participações Ltda.

4.5	The Company’s Board of Directors shall meet preferably on dates close to the dates of the Board of Directors’ meetings of Ultrapar.

V – RIGHT OF FIRST REFUSAL

5.1

In the event that any Agreeing Party receives an offer from an Agreeing Party or any third party to assign, with or without consideration, directly or indirectly, all or part of their common and preferred shares issued by the Company and rights in connection with the Agreement, to which he or she is a holder (“Selling Party”), such Selling Party will be obliged to firstly offer his or her shares and rights, individually, to all the other Agreeing Parties, in writing, by registered mail or by hand delivery requiring the signature of the recipient, stating the quantity, payment currency and price of the shares and rights offered (“Right of First Refusal Offer”).

5.2

The Agreeing Parties to whom the Right of First Refusal Offer is being made will have up to 30 (thirty) consecutive days from the date on which the correspondence was received, to reply in writing to the Selling Party, in respect of the offer.

5.3

Each Agreeing Party to whom the Right of First Refusal Offer is being made shall exercise the right of first refusal of the shares and rights in connection with the Shareholders’ Agreement, allotted in proportion to the percentage of the total capital of the Company that they hold at the date of the Right of First Refusal Offer, excluded the treasury shares. In this way, the right of first refusal shall be exercised both in respect to the common shares and the preferred shares offered, independently of the type or proportion of the common or preferred shares owned by the party receiving the offer.

5.4	In the event of there being a surplus of shares, due to the non-exercising of the right of first refusal over shares and rights in connection with the Shareholders’ Agreement, these shares will be offered to the Agreeing Parties who have exercised their rights, according to the respective proportion of their shareholdings at the date of the Right of First Refusal Offer, and who will have up to 15 (fifteen) consecutive days to respond, so as to turn effective the purchase of all the shares and rights offered.

5.5

The Selling Parties are not obliged to preferentially sell off any of their shares or rights in connection with the Shareholders’ Agreement if there is no interest on the part of the other Agreeing Parties in purchasing the entire shareholding offered.

5.6

If there should be no interest on the part of the other Agreeing Parties in purchasing the totality of the shares and rights offered by the Selling Party, and the third party offeror is not a party to this Shareholders’ Agreement, a shareholders meeting of the Company shall be called to deliberate on the third party offeror becoming a shareholder of the Company in accordance with Section 32 of the Bylaws of the Company, it being agreed that, if such approval is obtained, the Selling Party may sell the shares and rights offered to the third party offeror within 180 (one hundred eighty) days from the date the shareholders meeting was held, provided that such shares and rights are sold in their totality and rigorously at the same price, currency of payment and all the other conditions preferably offered to the Agreeing Parties. After the abovementioned 180 (one hundred eighty) day term has expired, the right of first refusal of the Agreeing Parties provided for in this Chapter V shall be reestablished.

5.7

In the event there is no interest of the other Agreeing Parties in acquiring the totality of shares and rights offered by the Selling Party and the third party offeror is a party to this Shareholders’ Agreement, the Selling Shareholder may sell such shares and rights to the Agreeing Party offeror within up to 180 (one hundred eighty) days from the expiry of the time limit referred to above, provided that it is offered in its entirety, adhering rigorously to the same price, payment currency and all other conditions preferentially offered to the Agreeing Parties. After the period of 180 (one hundred eighty) days stipulated above has expired, the right of first refusal of the Agreeing Parties will again enter into force, as outlined in Chapter V.

5.8

Excluded from the restrictions in this present Chapter V are transfers of common or preferred shares or rights subject to the Shareholders’ Agreement held by the Agreeing Parties to their parents in direct line of ascent, descendents and spouses, and also to companies with a Brazilian shareholding, already existing or that may be founded by any Agreeing Party and his or her parents in direct line of ascent and descendents, provided that it has the specific statutory purpose of holding a stake in the capital of the Company (“Holding Companies”), with the obligation, through their legal representatives, without any restriction or reservation, to sign the present legal instrument, the shares issued by the Company thereby remaining part of their estate and fully subject to this Shareholders’ Agreement.

VI – ENCUMBRANCE OF SHARES

6.1

Except for any beneficial use and trusteeship arrangement constituted prior to the signing of the present Agreement in favor of parents in direct line of ascent, descendents, or spouses, it is prohibited for any Agreeing Party, without the prior and express unanimous approval of the other parties to the Agreement, to constitute a pledge, fiduciary disposition, or any other tangible right of benefit, or offer a guarantee, on the shares or rights subject to the Shareholders’ Agreement, or to offer them as surety.

VII – RIGHT OF JOINT SALE

7.1

Any Agreeing Party having knowledge of any proposal by any other Agreeing Party or third party to buy a block of shares equal to or greater than 10% (ten percent) of the total amount of shares and rights subject to the Shareholders’ Agreement must inform all the other Agreeing Parties, by registered mail or by hand delivery requiring the signature of the recipient, thus enabling them to participate jointly in this sale, selling their holding in proportion to their shares subject to the Shareholders ‘Agreement, pro rata to the block of shares being acquired.

7.2

The Agreeing Parties interested in exercising this right of joint sale of shares subject to the Shareholders’ Agreement, provided for in Clause 7.1 above, must advise the selling and purchasing Agreeing Parties, by registered mail or by hand delivered requiring the signature of the recipient, with a copy to be sent to the other Agreeing Parties and to the management of the Company, within 30 (thirty) days of having knowledge of the transaction.

7.3

The sale to another Agreeing Party or third party of shares or rights subject to the Shareholders’ Agreement, having a value equal or greater than 10% (ten percent) of the total amount of shares and rights subject to the Shareholders’ Agreement, or which represent the sale of control of the Company, shall only be effective through the simultaneous express declaration in writing by the purchaser of a commitment to also purchase, for the same price, in the same currency of payment and under the same conditions, those shares of the other Agreeing Parties who wish to sell, in accordance with the terms of Clause 7.1 hereof.

VIII – ADHERENCE TO THE AGREEMENT IN THE EVENT OF VOLUNTARY SALE

8.1

Subject to the provisions of Section 32 of the Bylaws of the Company, the validity of the sale of the shares and rights in connection with the Shareholders’ Agreement to third parties is subject to the purchaser adhering to the terms of this Shareholders’ Agreement, without exception or reserve, which will, therefore, be automatically applied to the said party, his or her heirs and successors, irrevocably and unretractably.

IX – ADHERENCE TO THE AGREEMENT IN THE EVENT OF NON-VOLUNTARY SALE

9.1

In the event of a judicial transfer of shares issued by the Company, in connection with the Shareholders’ Agreement, including as a consequence of an inventory or judicial separation, divorce, long-term conjugal relationship or liaison, bankruptcy, liquidation, judgment lien, public or private auction, the judicial acquirer is obliged to adhere, without reservation or exception, to all the terms of the current Shareholders’ Agreement.

X – SALE OF HOLDING COMPANY OWNED BY AN AGREEING PARTY – SPIN OFF

10.1

If any of the Agreeing Parties wishes to sell the control of his or her Holding Company, the sale of which involves the indirect transfer of shares and rights in connection with the Shareholders’ Agreement, such Agreeing Party will be obliged to spin-off the holding company, with the aim of transferring that part of the company’s assets corresponding to these shares and rights to another Holding Company.

10.2

The shares or quotas of the Holding Company resulting from the spin-off will be subject to the same restrictions of sale, transfer, and encumbrance as the shares and rights subject to the Shareholders’ Agreement, established above.

XI – EFFICACY, VALIDITY AND SUCCESSION

11.1

This Shareholders’ Agreement will be valid for 5 (five) years and can be terminated at any time upon deliberation by Agreeing Parties representing at least 80% (eighty percent) of the common shares issued by the Company related to this Shareholders’ Agreement, excluded treasury shares.

11.2	The current Shareholders’ Agreement applies, in all its terms and conditions, to the heirs and successors of the Agreeing Parties.

XII – SPECIFIC EXECUTION

12.1

Any non-fulfillment by the Agreeing Parties, their heirs and successors, of any of the obligations stipulated in this Shareholders’ Agreement, will result in the specific execution of the obligation to do and to declare their willingness to do through the procedure of self-regulation set out in paragraphs 8 and 9 of Article 118 of Law 6,404, 1976, as well as the judicial execution set out in paragraph 3 of the same Article 118 of Law 6,404, 1976, and in Articles 461, 461-A, 466-A to 466-C, 632 and subsequent articles of the Code of Civil Procedure.

12.2

For the implementation of Article 118 of Law 6,404, 1976, a copy of the current Shareholders’ Agreement will, on the initiative of any of the Agreeing Parties, be filed at the head offices of the Company and Ultrapar, which must rigorously observe all its terms.

12.3

The obligations resulting from this Shareholders’ Agreement will be annotated in the books of the Company and Ultrapar by the financial institution charged with the task, these annotations constituting an impediment to the carrying out of any corporate acts or business in violation of that agreed upon in this instrument, the Company and Ultrapar thus being legitimately authorized, in such an event, to refuse to register such acts or business, and as a consequence, to refuse the transfer of ownership or title of any rights over the shares and rights encompassed in this covenant, as well as, in particular, the exercising of the voting right thereby derived from them.

XIII – GENERAL PROVISIONS

13.1	The current Shareholders’ Agreement replaces and supplants any other previous agreement signed by the Agreeing Parties in the Company.

13.2	The Agreeing Parties, from this date, may not sign any other shareholders’ agreement, either between themselves or with any future shareholders of the Company or Ultrapar.

13.3	Any invalidation, inefficacy or nullity of any of the clauses in the current Shareholders’ Agreement will not imply, ipso facto, invalidation, inefficacy or nullity of the others.

13.4

The tolerance of any of the Agreeing Parties in regard of possible delays, on the part of the others, in fulfilling the obligations herein assumed will not imply any new adjustment to the terms contained in this legal instrument, or renouncement of the rights empowered by them and thus attributed.

13.5	The current Shareholders’ Agreement may only be altered through a written instrument, signed by all the Agreeing Parties.

13.6

The Agreeing Parties hereby commit themselves to ensuring that the resulting necessary changes are made to the bylaws of the Company, as a result of the execution of this Shareholders’ Agreement and its execution, throughout the period that it remains in force. In the case of any conflict or inconsistency between this Shareholders’ Agreement and the Company’s Bylaws, the provisions of this Shareholders’ Agreement shall prevail.

13.7

In the case of omissions, doubts, questions or conflicts between Agreeing Parties, these must be submitted to a single arbitrator, unanimously designated by the Agreeing Parties, who will commit themselves to respecting, without restriction or reservation, the decision handed down by the arbitrator.

13.8

If the necessary unanimous agreement is not reached on the appointment of a single arbitrator, the issues arising will be determined by arbitration procedure carried out according to the rules of the Brazil-Canada Chamber of Commerce, in São Paulo, in Portuguese, and under the application of the Brazilian Law.

And, being duly in agreement, the Agreeing Parties hereby sign the 03 (three) counterparts of this agreement, in identical content and form, in the presence of two undersigned witnesses.

São Paulo, February 24th, 2014.

[Remainder of page intentionally left blank].

Agreeing Parties:

ANA MARIA LEVY VILLELA IGEL	FABIO IGEL

MÁRCIA IGEL JOPPERT	ROGÉRIO IGEL

JOYCE IGEL DE CASTRO ANDRADE	LUCIO DE CASTRO ANDRADE FILHO

PAULO GUILHERME AGUIAR CUNHA	SANDRA JOPPERT BEVILAQUA

PEDRO WONGTSCHOWSKI	CHRISTY PARTICIPAÇÕES LTDA

BRUNO IGEL	ANA ELISA ALVES CORRÊA IGEL

ANA PAULA DE QUEIROZ CUNHA	PEDRO AUGUSTO DE QUEIROZ CUNHA

GUILHERME DE QUEIROZ CUNHA	EDUARDO QUEIROZ CUNHA

ROBERTO DE CASTRO ANDRADE	BETTINA DE CASTRO ANDRADE GASPARIAN

ROBERTA JOPPERT FERRAZ

Intervening party:

ULTRA S.A. PARTICIPAÇÕES

Witnesses:

1.	2.

Name:	Name:

RG:	RG:

CPF/MF:	CPF/MF:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2014

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Material Notice dated February 25, 2014 and Shareholders’ Agreement)